Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

November 18, 2021

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Form N-4 Registration Statements (File No. 333-233839)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on November 12, 2021, with respect to the above-referenced filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica I-Share II Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	Transamerica I-Share II Variable Annuity Prospectus

1.

Cover Page - Please disclose a policy is or may be available through 3rd party financial intermediaries who charge advisory fees for their services and that this fee is in addition to contract fees and expenses if the policy owner elects to pay the advisory fee from his/her contract. If policy owner elects to pay advisory fees from their policy, then this deduction: (i) will reduce the death benefits and other guaranteed benefits; (ii) may be subject to federal and state income taxes; and (iii) may be subject to a 10% federal penalty tax.

Response: Disclosure has been revised. Please see attached.

2.

Key Information Table Page 4 first paragraph - Please revise to state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from the policy value or other assets of the owner; if such charges were reflected, the fees and expenses would be higher.

Response: Disclosure has been revised. Please see attached.

3.	Page 4 bullet points under Lowest and Highest Annual Cost - Please add “or advisory fees” after “sales charges” bullet point.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

November 18, 2021

Response: Disclosure has been revised. Please see attached.

4.

Page 5 Optional Benefits- In the new language added in the 3rd bullet for advisory fees - Please also disclose that such deduction may be subject to federal and state income taxes and a 10% federal tax penalty.

Response: Disclosure has been revised. Please see attached.

5.

Page 7 Overview of the Policy - Please disclose in a separate paragraph information regarding the deduction of 3rd party advisory fees disclosing that if a policy owner elects to pay the 3rd party advisory fee from his/her policy value, then this deduction will reduce the death benefits and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax.

Response: Disclosure has been revised. Please see attached.

6.

Page 9 in the Fee Table introductory language - Please state that fees and expenses do not reflect any advisory fees paid to financial intermediaries from the policy value or other assets of the owner and that if such charges were reflected, the fees and expenses would be higher.

Response: Disclosure has been revised. Please see attached.

7.

Page 12 Expense Example lead in language - State that the examples do not reflect any advisory fees paid to financial intermediaries from policy value or other assets of the owner and that if such charges were reflected the costs would be higher.

Response: Disclosure has been revised. Please see attached.

8.

Page 14 Principal Risks section - Please include a separate paragraph summarizing the risks relating to the deduction of 3rd party advisory fees from the policy value. For example, that the deduction will reduce death benefits and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax.

Response: Disclosure has been revised. Please see attached.

9.	Page 22 Fixed Account section -Please include disclosure, if applicable, indicating that the deduction of advisory fees may reduce the fixed account value.

Response: Disclosure has been revised. Please see attached.

10.	Page 27 with respect to the deduction of an advisory fee.
a.

Please include disclosure explaining the basis upon which the fee is calculated, for example as a percentage of policy value. Please also explain how and when the fee will be deducted. For example, pro-rata from each investment option or on an annual basis.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

November 18, 2021

Response: Disclosure has been revised. Please note, we have located this disclosure in the Access to Your Money - Surrenders and Withdrawals section. We have additionally added a cross reference in the Expenses section to this disclosure.

b.	Please briefly describe the deduction of advisory fee authorization agreement between the policy owner and the insurer including how the policy owner may terminate the agreement.

Response: Disclosure has been revised. Please see attached.

c.

Please confirm that there is no disclosure suggesting that an insurer is not responsible for verifying that the amount of advisory fees deducted from the policy value is the amount stated in the agreement as the insurer is responsible for ensuring that it accurately processes policy transactions.

Response: Confirmed.

11.	Page 32 Advisory fee withdrawal section - Please clarify whether advisory fee withdrawals will reduce benefit values on a dollar-for-dollar basis or proportionately.

Response: Disclosure has been revised. Please see attached.

12.

Page 32 Advisory fee withdrawal section - Please include disclosure noting that given the significant effect such deductions could have on policy benefits, owners are encouraged to discuss with their financial intermediaries the impact of deducting advisory fees from policy value prior to making any election.

Response: Disclosure has been revised. Please see attached.

13.	Page 36 - In the Benefits Available section - Please disclose the impact of advisory fee deductions as a Restriction/Limitation in this table.

Response: Disclosure has been revised. Please see attached.

II.	Comments from Transamerica B-Share to incorporate into Transamerica I-Share II

1.	Key Information Table Annual Fee section - Remove the row with the percentages for the Annual Service Charge and add the percentages to the Base policy charge.

Response: Disclosure has been revised. Please see attached.

2.

In the Annual Portfolio Company Expenses section of the Fee table - If the lower expenses also include a fund that has a fund facilitation fee include disclosure and add the fund facilitation fee percentage to the fees.

Response: Disclosure has been revised. Please see attached.

III.	Transamerica I-Share II Variable Annuity Statement of Additional Information

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

November 18, 2021

1.

In the Historical Performance Data Section - Please disclose that yields and total returns do not reflect any advisory fees paid to financial intermediaries from the policy value or other assets of the owner and that if such charges were reflected, performance would be lower.

Response: Disclosure has been revised. Please see attached.

2.

Compensation Disclosure - Please clarify that the insurer does not pay commissions to financial intermediaries because such intermediaries receive compensation in connection with the contract in the form of advisory fees paid by the policy owners.

Response: Disclosure has been revised. Please see attached.

IV.	Transamerica I-Share II Variable Annuity Initial Summary Prospectus

1.	Please incorporate all Comments from Stat PRO as applicable.

Response: All applicable comments have been incorporated from the Stat PRO. Please see attached.

2.	Page 11 - 2nd table referring to surrender charges - There are no surrender charges on this product. Please revise as applicable.

Response: Disclosure has been revised. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/Brian Stallworth

Brian Stallworth

Assistant General Counsel